News Release

Virtus Total Return Fund Inc. Announces

Second Conditional Tender Offer

HARTFORD, CT, October 2, 2025 – Virtus Total Return Fund Inc. (NYSE: ZTR) (the “Fund”) today announced it met the conditions to trigger its second conditional tender offer (“Tender Offer”) to acquire another 10% of the Fund’s outstanding shares.

This Tender Offer was triggered when the Average Trading Discount of the Fund’s shares exceeded 10% during the period from April 1, 2025 through September 26, 2025 (“measurement period”). The average trading discount during this measurement period was 11.41%.

This Tender Offer period is expected to commence on or about November 3, 2025 and expire on or about December 3, 2025 (“expiration date”), unless extended. Under this Tender Offer, the Fund will offer to repurchase up to 10% of its outstanding shares in exchange for cash at a price equal to 98% of its net asset value (net of expenses related to the Tender Offer) as of the close of regular trading on the expiration date.

Further information about the Tender Offer will be announced at a later date and set forth in the Fund’s offering materials, which will be distributed to the Fund’s shareholders.

About the Fund

Virtus Total Return Fund Inc. is a diversified closed-end fund whose investment objective is capital appreciation, with income as a secondary objective. Virtus Investment Advisers, Inc. is the investment adviser and Duff & Phelps Investment Management Co. and Newfleet Asset Management are the subadvisers to the Fund. For more information on the Fund, contact shareholder services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the Closed-End Funds section of virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a premium or discount to their NAV. For more information about the Fund’s investment objective and risks, please see the Fund’s annual report. A copy of the Fund’s most recent annual report may be obtained free of charge by contacting “Shareholder Services” as set forth at the bottom of this press release.

Virtus Total Return Fund Inc. - 2

The Fund has not commenced the Tender Offer described in this release. The Tender Offer will only be made pursuant to a Tender Offer statement on Schedule TO containing an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to the Tender Offer statement on Schedule TO (collectively, the “Tender Offer Materials”), with all such documents made available on the SEC’s website at sec.gov. The Fund will also make available to shareholders, without charge, the offer to purchase, the letter of transmittal, and other necessary documents related to the Tender Offer. Shareholders should read any Tender Offer Materials carefully and, in their entirety, when and if they become available, as well as any amendments or supplements thereto, as they would contain important information about the Tender Offer.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.

# # #

For Further Information:

Shareholder Services

(866) 270-7788

closedendfunds@virtus.com